[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

W. THOMAS CONNER
DIRECT LINE: 203.383.0590
Internet: thomas.conner@sablaw.com

May 15, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Kansas City Life Insurance Company
Kansas City Life Variable Life Separate
Account Registration Statement on Form N-6

Commissioners:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Separate Account”), we are hereby electronically transmitting for filing under the Securities Act of 1933, as amended, an initial Registration Statement on Form N-6 (the “Registration Statement”) for certain individual flexible premium variable life insurance contracts (the “Contracts”).  The Contracts will be issued through the Separate Account, which is registered with the Commission under the Investment Company Act of 1940, as amended.

If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Pamela Ellis at (202) 383-0566.

       Sincerely,

       /s/ W. Thomas Conner

W. Thomas Conner

Enclosures

cc:        Marc Bensing
Pamela Ellis, Esq.